Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Sally Beauty Holdings, Inc.:

We consent to the use of our reports dated November 18, 2009, with respect to the consolidated balance sheets of Sally Beauty Holdings, Inc. (prior to November 16, 2006, Sally Holdings, Inc.) and subsidiaries as of September 30, 2009 and 2008, and the related consolidated statements of earnings, cash flows and stockholders’ (deficit) equity for each of the years in the three-year period ended September 30, 2009, and the effectiveness of internal control over financial reporting as of September 30, 2009, incorporated by reference herein.

/s/ KPMG LLP

KPMG LLP
Dallas, Texas
January 25, 2010